                                                           EXHIBIT 39



                                                      WESLEY W. VON SCHACK
[NYSEG LOGO]                                          CHAIRMAN, PRESIDENT AND
                                                      CHIEF EXECUTIVE OFFICER







                                  July 30, 1997

Dear NYSEG Colleague:

As you have probably seen in the news, a Nebraska-based company called CalEnergy, with its only utility operation being an electric company it acquired six months ago in the United Kingdom, is seeking to acquire New York State Electric & Gas Corporation.

We wanted you to know that NYSEG's Board of Directors has unanimously determined that CalEnergy's takeover is not in the best interests of the Company or its stakeholders, including shareholders, customers, and employees. The Board intends to take all actions necessary to protect these interests.

The Board reached its decisions after careful analysis of a number of factors. These include 1. concerns about CalEnergy's operating experience; 2. the complete absence of any regulatory plan; 3. the offer is financially inadequate; and 4. CalEnergy is attempting to exploit the artificial depression of NYSEG's stock price.

In that regard, the Board noted that NYSEG has reached an agreement in principle with the New York State Public Service Commission which is an important milestone in putting an end to much uncertainty. We believe this agreement will be beneficial to NYSEG's customers, shareholders and communities.

As a public utility, NYSEG is a steward for a special public trust. We take very seriously our obligation to ensure the adequate, safe and reliable transmission and distribution of energy to every home, business, school and hospital in the communities we serve. As a measure of our performance, we enjoy the best record of any utility in the state for our low number of consumer complaints and high marks from our customers for reliability and service. Our programs in the areas of economic development, community support, philanthropy, low-income assistance, and volunteerism are among the most outstanding in the country

By contrast, CalEnergy has provided scant evidence that it is an appropriate party to assume the duties we have fulfilled since before the turn of the century. Its six-month, long-distance ownership of an electric distribution system in England and complete lack of experience in operating a natural gas distribution system is hardly reassuring.

Previously, pending the Board's decision, NYSEG was constrained in how it could respond. Today, we are at liberty to fully inform all constituents with an interest in NYSEG about the significant concerns the Board has about CalEnergy's hostile takeover proposal.

- For one, it is NYSEG, not CalEnergy, that is working hard to bring prices down. Following many months of negotiation, we announced today an agreement with the New York Public Service Commission (PSC) Staff on a plan that freezes prices under a hard five-year price cap and encourages economic development. The aggregate value of the revenue concessions is nearly $600 million. This agreement will now be presented to all the interested parties and an Administrative Law Judge, who is expected to issue a recommended decision by the end of October.

- If preparing for competition is the issue, NYSEG is also well down this road. We have clearly demonstrated our ability to thrive in a competitive natural gas environment with some of the lowest and most competitive prices in the Northeast.

CalEnergy no doubt employs a number of hard-working and talented people -- just as we do. But it is not telling the whole story about competition. Many analysts have pointed out that one of the key factors behind CalEnergy's revenue growth has been its government-mandated, above-market, energy purchase agreements under which utilities, such as NYSEG, are compelled to subsidize independent power producers, such as CalEnergy. Few companies in America have benefitted from government regulation as much as CalEnergy.

It is our customers who are bearing the burden of these contracts, the largest of which is with CalEnergy's subsidiary, Saranac Power Partners. This contract costs NYSEG customers well in excess of $100 million annually in payments above market value, and CalEnergy steadfastly refuses to engage in serious discussions with us to restructure these contracts. CalEnergy can't do any more than NYSEG to reduce electric prices except renegotiate the unfair prices it charges our customers.

CalEnergy is the problem, not the solution. We will continue to operate our business in the best interests of all our stakeholders.

CalEnergy has engaged in a set of tactics, including its stake-out tender offer for 9.9% of our stock and a massive PR and ad campaign, designed to put pressure on our Board and to mislead the financial markets and our customers, employees and communities into believing that a change in control of NYSEG is imminent. But, for all the smoke and mirrors CalEnergy has attempted to conjure, in reality it has not even begun to put a real offer on the table.

We are commencing litigation alleging CalEnergy's misuse of NYSEG's confidential information in violation of a confidentiality agreement and failure to disclose highly material information regarding its takeover attempt, as well as its failure to disclose major obstacles that would substantially delay, and could prevent, CalEnergy from proceeding on a hostile basis with any takeover attempt.

If you have any questions, please feel free to contact our Human Resources Information Center at 1(888) NYSEG HR (1 (888) 697-3447).

On behalf of the entire NYSEG organization, I want to thank you for your past and continuing support.

                                  Sincerely,


                                  /s/ Wesley W. von Schack